EXHIBIT 99.1

Westport Fuel Systems Publishes 2018 Annual and Special Meeting of Shareholders Results

VANCOUVER, British Columbia, May 09, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX:WPRT) (Nasdaq:WPRT) held its Annual and Special Meeting of Shareholders ("the Meeting") on Monday, May 7, 2018 in Toronto, Ontario. Shareholders approved all resolutions presented at the Meeting including the election of all nominated directors, certain amendments to the Westport Fuel Systems Omnibus Incentive Plan (95% in favour), and the appointment of KPMG LLP as Westport Fuel Systems auditors (99% in favour).

Directors elected by shareholders are:

	Votes in Favour	Votes Withheld/ Abstain
Michele Buchignani	98%	2%
Brenda Eprile	98%	2%
Nancy Gougarty	98%	2%
Dan Hancock	98%	2%
Anthony Harris	98%	2%
Colin Johnston	98%	2%
Scott Mackie	98%	2%
Wade Nesmith	98%	2%
Rodney Nunn	75%	25%
Peter Yu	98%	2%

The resolutions are fully described in the Management Information Circular related to the Meeting, which can be found in the Financials section of the Westport Fuel Systems website. For further insight into our corporate policies and practices, visit the Corporate Governance section of the Westport Fuel Systems website.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations and Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com